UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2023

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                                                              Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No     X

 ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Internal Bylaws of the Conduct Committee

INTERNAL BYLAWS OF THE CONDUCT COMMITTEE

ULTRAPAR PARTICIPAÇÕES S.A.
INTERNAL BYLAWS OF THE CONDUCT COMMITTEE

Approved in the Board of Directors' meeting of March 29, 2023

1

SumMARY

1. DUTIES	3
2. ORGANIZATION AND COMPOSITION	4
3. OPERATION	5
4. FINAL PROVISIONS	6
EXHIBIT I – DEFINITIONS	7

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1.  DUTIES

1.1. Ultra Group’s Conduct Committee (“Committee”) is a non-statutory and permanent body, created by resolution of the Board of Directors, subject to the applicable laws and regulations (the “Regulation”), in particular Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão, the Company’s Bylaws and this Internal Bylaws (“Bylaws”).

1.2. The Committee aims to promote respect, compliance and improvement of the ethical principles that guide decisions and the legitimacy and improvement of the conduct of Ultra Group’s employees and partners, as well as to monitor compliance with Ultrapar’s Code of Ethics (“Code of Ethics”), having as main duties:

a)	manage the application of the Code of Ethics, its guidelines and related policies;
b)	supervise the application and effectiveness of the Code of Ethics principles;
c)	review and approve the Integrity Program and supervise its application, in order to ensure compliance;
d)	propose and evaluate new policies associated with the Code of Ethics, as well as propose changes to it and to the associated policies currently in force;
e)	monitor investigations carried out by the Risk, Integrity and Audit department;
f)	recommend the appropriate disciplinary, administrative or judicial measures, related to a subject within its authority, to be adopted by Ultra Group’s bodies, as well as decide on the need to report the matter to the Audit and Risks Committee or the Board of Directors of the Company for additional measures that may be applicable;
g)	formally report the Committee’s resolutions to the Board of Directors in the most relevant cases;
h)	share the annual reports with the Audit and Risks Committee and the Board of Directors describing their activities and those of the Integrity Program, without prejudice to extraordinary reports, whenever necessary; and
i)	answer questions about the application or interpretation of the Code of Ethics provisions, the policies adopted by Ultra Group and, in the areas of its authority, the law and the Regulation.

1.3. In exercising its powers, the Committee must comply with and enforce this Bylaws, and its members must exercise their roles respecting the duties of loyalty and diligence and keep the confidentiality of the information they have access.

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2.  ORGANIZATION AND COMPOSITION

2.1. The Committee shall be composed of an independent and external Chairman and members of the Company’s management, including the Risk, Integrity and Audit Director.

2.1.1. Members of the Committee will remain in office until they are removed or replaced.

2.1.2. The position of member of the Committee cannot be delegated, and must be exercised with due regard for the duties of loyalty, diligence and confidentiality, as well as in order to avoid any conflict situations that may affect the interests of the Company and its shareholders.

2.1.3. Members of the Committee shall maintain an impartial posture in the performance of their activities and shall, above all, be proactive in the pursuit of constant improvement of ethical behavior, as well as respect the rules and principles established in the Code of Ethics, the applicable legislation, the Bylaws, the  policies adopted by Ultra Group (in particular, the Corporate Conflict of Interest Policy, the Corporate Anti-Corruption Policy and the Corporate Competition Policy), this Bylaws and the best market practices, always respecting the values and principles adopted by Ultra Group.

2.1.4. Members of the Committee will take office by signing the applicable term of office, in which the requirements for filling the position will be declared.

2.2. Notwithstanding Paragraph 2.2.1 below, in case of absence or occasional impediment of a member of the Committee, and provided that there is no minimum quorum referred to in Paragraph 3.3 below, the Chairman will appoint the one who will temporarily replace the absent or impeded member. If the absent or impeded member is the Chairman, the Risk, Integrity and Audit Director will make the appointment.

2.2.1. In the case of vacancy of a member of the Committee, this fact shall be immediately reported to the Board of Directors, so that it can proceed with the election of a new member.

2.3. The Risk, Integrity and Audit Director will be the Committee’s coordinator, with the responsibility of representing, organizing and coordinating the Committee’s activities as well as:

a)	calling the Committee’s meetings;
b)	representing the Committee in its relationship with the Board of Directors and its advisory committees, the Board of Executive Officers of the Company and its subsidiaries, with the internal and external audits and its internal bodies and committees, signing, when necessary, the correspondence, invitations and reports addressed to them; and
c)	calling, on behalf of the Committee, any participants for the Committee’s meetings.

2.4. A secretary shall be appointed for the Committee and for its meetings, who is responsible for preparing the minutes of the meetings, as well as providing any and all assistance necessary for the proper operation of the Committee.

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3.  Operation

3.1. The Committee will meet ordinarily every 3 (three) months and extraordinarily whenever called by the Committee’s coordinator or by any of its other members.

3.1.1. In ordinary meetings, the Committee will follow the minimum agenda below, without prejudice to other topics that it deems relevant to address:

a)   monitoring of pending issues arising from previous resolutions;

b)   summary of Open Channel events; and

c)   progress in the work of the Integrity Program.

3.2. Call notices shall be provided by electronic communication to be sent with the advance required and permitted by the subject-matter of the meeting, and the meetings will be held at the Company’s headquarters, except when other place is required by exceptional conditions. Meetings may be attended through conference call, video conference or through any other remote mean of communication, provided that the electronic vote is permitted. The call may be waived whenever all members of the Committee are present at the meeting.

3.3. The meetings will be established with the presence of 2 (two) members, one of them being necessarily the Chairman or the Risk, Integrity and Audit Director.

3.4. The Committee may invite to participate in its meetings members of the Board of Directors or its advisory committees, Executive Officers, internal and external employees of the Company or its subsidiaries, as well as request the presence, for the provision of clarifications, of any persons submitted to the Code of Ethics that have relevant or pertinent information to the Committee’s activities.

3.5. The matters, recommendations and opinions of the Committee shall be recorded in the minutes of their meetings, which shall be executed by the members of the Committee present, and shall include the relevant points of the discussions, the list of those present, mention of the justified absences, possible irregularities, the requested measures and any issues of disagreement between the members. The supporting documents for the meetings will be filed at the Company’s headquarters.

3.6. The Committee’s resolutions will be taken by majority vote, with the Chairman, or in its absence, its replacement at the meeting being responsible for, in addition to its vote, the tiebreaker.

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4.  FINAL PROVISIONS

4.1. The Committee shall finally:

(a) protect the Company’s interests, within the scope of its duties; and

(b) guide its conduct by high ethical standards, as well as observe and encourage good corporate governance practices at the Company.

4.1.1. Any acting member of the Committee will have the option of individually requesting and examining books and other corporate documents, making notes and observations, which will be discussed and resolve at the respective meetings, provided that such books and documents refer to the matters assigned to the Committee, in accordance with Paragraph 1.2.

4.1.2. Examination of documents will only be allowed at the Company’s headquarters and upon prior request.

4.1.3. Requests for information or clarification by any member of the Committee shall be submitted to the bodies of the Company’s management, by means of a request signed by the Committee’s secretary.

4.2. The Committee may convene specialists and hire external consultants to analyze and discuss topics under its responsibility, ensuring the integrity and confidentiality of the work.

4.3. Omissions in this Bylaws will be resolved by the Committee.

4.4. This Bylaws is effective on the date of its approval by the Board of Directors and will be posted on the Company’s website.

4.5. Capitalized terms used herein, in plural or singular, shall have the meaning assigned to them in Exhibit I – Definitions.

6

EXHIBIT I – DEFINITIONS

For the purposes of this Bylaws, the terms below shall have the following meanings:

“Bylaws”: is this Internal Bylaws or Ultrapar’s Bylaws (depending on the context they are used);

“Chairman”: is the Committee’s Chairman;

“Code of Ethics”: is the code of Ethics approved by Ultrapar’s Board of Directors, applicable to the entire Ultra Group and defined in Paragraph 12;

“Committee”: is the Conduct Committee, defined in Paragraph 1.1;

“Company” or “Ultrapar”: Ultrapar Participações S.A.;

“Legal Officer”: is the Ultrapar’s Legal Officer;

“Policy of Conflict of Interest”: is Ultra’s Corporate Conflict of Interest Policy;

“Regulation”: is the laws and regulation applicable to the Committee, pursuant to the Paragraph 1.1;

“Risk, Integrity and Audit Director”: is the Ultrapar’s risk, integrity and audit Director; and

“Ultra Group”: Ultrapar and its subsidiaries in Brazil and abroad.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2023

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Internal Bylaws of the Conduct Committee)